Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Capital One Financial Corporation Associate Savings Plan as Amended and Restated of our reports (a) dated February 20, 2019, with respect to the consolidated financial statements of Capital One Financial Corporation, and the effectiveness of internal control over financial reporting of Capital One Financial Corporation, included in its Annual Report (Form 10-K), and (b) dated June 18, 2019, with respect to the financial statements and supplemental schedule of the Capital One Financial Corporation Associate Savings Plan included in the Plan's Annual Report (Form 11-K), both for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
July 31, 2019